Filed pursuant to Rule 433.  Registration Statement Nos. 333-162219 and 333-162219-01

News Release

RBS PLC LAUNCHES THE RBS CHINA TRENDPILOTTM
EXCHANGE TRADED NOTES

Stamford, CT, April 19, 2012

RBS Securities Inc. (RBSSI) today announced the launch of the seventh exchange traded product in its growing suite of Exchange Traded Notes (ETNs). The RBS China TrendpilotTM Exchange Traded Notes will be issued by The Royal Bank of Scotland plc (RBS plc) and will be listed on NYSE Arca, Inc. under the ticker “TCHI.”

The ETNs are designed for investors who seek exposure to the RBS China Trendpilot™ Index (USD) (the “Index”), which tracks either the BNY Mellon China Select ADR Total Return IndexSM (the “BNY Mellon China Select ADR TR IndexSM”) or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the “T-Bill Rate”), depending on the relative performance of the BNY Mellon China Select ADR TR IndexSM on a simple historical moving average basis.

Payment on the ETNs is linked to the performance of the Index, less an investor fee that is deducted at an annualized rate of 1.10% if the Index is tracking the BNY Mellon China Select ADR TR IndexSM or an annualized rate of 0.50% if the Index is tracking the T-Bill Rate. Investors have the right to require RBS plc to repurchase the ETNs on a daily basis, subject to a minimum repurchase requirement.  RBS plc, at its sole discretion, may also redeem the ETNs at any time prior to maturity.

“The RBS China TrendpilotTM Exchange Traded Notes, like the other ETNs in our TrendpilotTM suite, are designed for investors who seek an objective and transparent trend-following strategy that aims to mitigate, to some extent, the volatility of investing in the BNY Mellon China Select ADR Total Return IndexSM,” said Michael Nelskyla, Head of Investor Products Distribution, Americas.

The constituents of the BNY Mellon China Select ADR Total Return IndexSM comprise Depositary Receipts of Chinese companies that are listed and traded on U.S. stock exchanges.

Head Office RBS Gogarburn PO Box 1000, Edinburgh, EH12 1HQ +44 (0) 131 556 8555 Registered in Scotland No 45551
Authorised and regulated by The Financial Services Authority

News Release

The final pricing supplement can be found on the SEC website at:

http://www.sec.gov/Archives/edgar/data/729153/000095010312001943/dp29924_424b5-chinatp.htm

-Ends-

Ed Canaday Public Relations Manager Telephone: + 1 203.897.1425 Mobile: + 1 203.595.1349 Email: ed.canaday@rbs.com

RBS Markets & International Banking (M&IB)

RBS Markets & International Banking (M&IB) is a leading banking partner to major corporations, financial institutions, government and public sector clients around the world. M&IB provides an extensive range of products and services in debt financing, global markets, risk management, investor products, financial advisory and transaction services. The division focuses on long-term client relationships and excellence in product execution underpinned by global insight, local knowledge and a prudent and sustainable banking model to meet the evolving market and regulatory backdrop. Committed to serving clients' needs internationally, M&IB has on-the-ground operations in 38 countries.

The Royal Bank of Scotland Group (RBS)

The RBS Group is a large international banking and financial services company. Headquartered in Edinburgh, the Group operates in the United Kingdom, Europe, the Middle East, the Americas and Asia, serving over 30 million customers worldwide. The Group provides a wide range of products and services to personal, commercial and large corporate and institutional customers through its two principal subsidiaries, The Royal Bank of Scotland and NatWest, as well as through a number of other well-known brands including Citizens, Charter One, Ulster Bank, Coutts, Direct Line.

The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of ETNs to which this communication relates. Before you invest in any ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-3877.

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice. We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same.  BNY Mellon’s Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplement relating to the notes that RBS plc and RBS Group filed with the SEC.

RBS China Trendpilot™ Index is maintained and calculated by Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC. “Dow Jones Indexes” is a service mark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The RBS China Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by CME Indexes, Dow Jones or their respective affiliates, and CME Indexes, Dow Jones and their respective affiliates make no representation regarding the advisability of investing in the RBS ETNs.

RBS conducts its U.S. securities business through RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (http://www.finra.org) and SIPC (http://www.sipc.org), and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc. Copyright © 2012 RBS Securities Inc. All rights reserved.

Head Office RBS Gogarburn PO Box 1000, Edinburgh, EH12 1HQ +44 (0) 131 556 8555 Registered in Scotland No 45551
Authorised and regulated by The Financial Services Authority